UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

June 30, 2016
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
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N/A
(Translation of Registrant’s Name into English)
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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6440 Oak Canyon
Suite 200
Irvine, CA 92618
+866-790-1447
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical, Inc.
6440 Oak Canyon
Suite 200
Irvine, CA 92618
(Name, Address of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical, Inc. dated June 30, 2016, announcing that on June 28, 2016, the first commercial use of its new IntelliFlex™ Low Profile (LP) Delivery System took place to implant the Aorfix™ Endovascular Stent Graft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: June 30, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer